SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D(1)
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                 NetManage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    641144308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Michael R Littenberg, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 20 , 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)


------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308                 13D                  Page 2 of 13 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                             00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             342,894
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             342,894
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             342,894
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                      [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             3.7% (See item 5)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                             CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                  Page 3 of 13 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Charles Frumberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             342,894
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             342,894
-----------------------------------------------------------------------------

     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             342,894
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                      [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             3.7% (See Item 5)
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON *
                                             IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                  Page 4 of 13 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Daniel Zeff
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                            OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             945,971
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             0
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             945,971
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                             0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             945,971 shares of common stock
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                      [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             10.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                             IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                 Page 5 of 13 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Spectrum Galaxy Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                             WC
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             532,366
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             O
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             532,366
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                             0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             532,366
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                      [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             5.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                             CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                Page 6 of 13 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Zeff Capital Partners, I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                       WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                          [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                413,605
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          O
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                413,605
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                          0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                          413,605
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                          4.4%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 PN
-----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                  Page 7 of 13 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Zeff Holding Company, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                       WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                          [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                413,605
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          0
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                413,605
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                          413,605
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                          4.4% (as converted)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 OO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                  Page 8 of 13 Pages

Item 1.           Security and Issuer.

     This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value, of NetManage, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 20883 Stevens Creek Blvd. Cupertino, CA 95014. This statement supercedes the statement with respect to the Shares previously filed by Mr. Zeff on Schedule 13G on November 7, 2005.

Item 2.           Identity and Background.

     (a)    This statement is filed by:

            (i) Emancipation Capital Master, Ltd., a Cayman islands exempted company ("Emancipation Capital");

            (ii) Mr. Charles Frumberg ("Mr. Frumberg) who serves as the managing member of Emancipation Management LLC, ("Emancipation Management") which acts as the investment manager of Emancipation Capital, (Emancipation Capital and Mr. Frumberg are sometimes hereinafter referred to collectively as the "Emancipation Filing Persons");

            (iii)Spectrum Galaxy Fund Ltd., a company incorporated in the
                 British Virgin Islands ("Spectrum");

            (iv) Zeff Capital Partners, I, L.P., a Delaware limited partnership
                 ("Capital");

            (v) Zeff Holding Company, LLC, a Delaware limited liability company ("Holding");

            (vi) Mr. Daniel Zeff ("Mr. Zeff" and collectively with Spectrum,
                 Capital and Holding, the "Zeff Filing Persons") who provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Mr. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital.

     Emancipation Management acts as the investment manager of Emancipation Capital. The managing member of Emancipation Management is Charles Frumberg. The Emancipation Filing Persons and the Zeff Filing Persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

     Each of the Emancipation Filing Persons and Zeff Filing Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control. The securities reported herein as being beneficially owned by a Reporting Person do not include any securities held by any other person or entity other than the various accounts under such Reporting Persons' management and control.

CUSIP No. 641144308                 13D                  Page 9 of 13 Pages


     The Reporting Persons have filed this statement jointly because, on December 20, 2005 Emancipation Capital and Holding entered into an agreement (the "Agreement"), as more fully described in Item 6 below, pursuant to which the parties agreed to coordinate their efforts with respect to the proposal of certain actions and/or transactions to the Issuer. As a result, the Emancipation Filing Persons and the Zeff Filing Persons may be deemed to be a "group" for purposes of the Securities Exchange Act of 1934, as amended, and the regulations issued thereunder. Except as described in this statement, the Emancipation Filing Persons, on the one hand, and the Zeff Filing Persons, on the other, have no agreements or understandings between them relating to the acquisition, disposition or voting of the Shares held by them and each expressly disclaims beneficial ownership for all purposes of the Shares held by the other.

     (b) The address of the principal business and principal office of each of the Emancipation Filing Persons is 1120 Avenue of the Americas, Suite 1504, New York, NY 10036, Tel. (212) 626-2370. The address of the principal business offices of each of the Zeff Filing Persons is 50 California Street, Suite 1500, San Francisco, CA 94111.

     (c) The principal business of Emancipation Capital is investing. Mr. Frumberg serves as managing member of Emancipation Management. The principal business of Mr. Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager of Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Frumberg and Mr. Zeff are US citizens.

Item 3.           Source and Amount of Funds or Other Consideration.

     As of December 19, 2005, the aggregate purchase price of 342,894 Shares purchased by the Emancipation Filing Persons collectively was $1,754,243. The Shares beneficially owned by the Emancipation Filing Persons were acquired with investment funds in accounts under management.

CUSIP No. 641144308                 13D                  Page 10 of 13 Pages

     As of December 19, 2005, the aggregate amount of funds used to purchase the Shares held by Capital was $2,391,791.99 and the aggregate amount of funds used to purchase the Shares held by Spectrum was $3,132,350.48, which amounts, in both cases, reflect the incurrence of brokerage commissions. The source of funds used to purchase such shares was working capital of Capital and Spectrum, respectively.

Item 4.           Purpose of Transaction.

     The Reporting Persons originally acquired Shares for investment in the ordinary course of business. The Reporting Persons believe that the Shares at current market prices are undervalued and that the maximum value of the Issuer may best be realized through a sale of the Issuer to a third party. The Reporting Persons understand that Attachmate WRQ made an offer to negotiate an acquisition of the Issuer at a market premium which was rejected by the Issuer. One of the Reporting Persons sent a letter to the board of directors of the Issuer requesting them to give serious consideration to this offer. The letter also outlined the Reporting Person's concern about recent negative trends to Issuer's business. A copy of the letter, dated December 6, 2005, is attached as
Exhibit 2, and incorporated herein by reference. In the ordinary course of their investment business, from time to time, representatives of the Reporting Persons engage in discussions with the management of companies in which they have invested concerning the business and operations of the company and potential approaches to maximizing shareholder value. The Reporting Persons intend to engage in such discussions with the Issuer, other holders of the Issuer's Shares and/or third parties.

     The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, hedging their positions and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4.


Item 5.           Interest in Securities of the Company.

     (a) As of December 16, 2005, the Reporting Persons beneficially owned, in the aggregate, approximately 13.8% of the Issuer's outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,343,217 Shares outstanding, which is the total number of Shares outstanding as of October 26, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No. 641144308                 13D                  Page 11 of 13 Pages

     (b) The Reporting Persons have the following voting and dispositive powers over the Shares reported herein:

          (i) Emancipation Capital: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 342,894 Shares, or an aggregate of 3.7% of outstanding Shares.

          (ii) Mr. Frumberg: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 342,894 Shares and, or an aggregate of 3.7% of outstanding Shares.

          (iii) Spectrum: Beneficial owner, with sole power (which power is exercisable by Mr. Zeff as investment manager) to vote or direct the vote and to dispose or direct the disposition, of 532,366 Shares, or an aggregate of 5.7% of outstanding Shares.

          (iv) Capital: Beneficial owner, with sole power (which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner) to vote or direct the vote and to dispose or direct the disposition, of 413,605 Shares, or an aggregate of 4.4% of outstanding Shares.

          (v) Holding: Beneficially owns 413,605 Shares held by Capital, of which Holding is the general partner, or an aggregate of 4.4% of outstanding Shares.

          (vi) Mr. Zeff: Beneficially owns 945,971, Shares comprised of 532,366 Shares held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of share of Spectrum) and 413,605 Shares held by Capital (Mr. Zeff is the sole manager of Capital's general partner), or an aggregate of 10.1% of outstanding Shares.


     (c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transaction effected through 4:00 pm, New York City time, on December 19, 2005. All such transactions were effected in the open market.


----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Name                                Date                 No. of Shares     Price Per Share (4)    Transaction Type
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Capital                             10/25/05                      8,435                   5.13  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Capital                             10/27/05                      3,100                   5.08  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Capital                             11/07/05                     16,078                   5.05  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                10/21/2005                     5800                   5.00  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                10/25/2005                     3400                   5.00  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                10/27/2005                    23730                5.05982  Sale
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                10/28/2005                     8847                5.09107  Sale
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                10/31/2005                    40000                 5.1075  Sale
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                10/31/2005                     1690                5.14059  Sale
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                11/23/2005                     1000                   5.05  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------


CUSIP No. 641144308                 13D                  Page 12 of 13 Pages



----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                12/2/2005                      3000                  5.363  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                12/9/2005                      8566                5.33216  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                12/12/2005                     9509                5.39864  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                12/13/2005                    12000                 5.3717  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                12/14/2005                     3976                   5.35  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                12/15/2005                     1542                5.37167  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                12/16/2005                     4885                   5.40  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------
Emancipation Capital                12/19/2005                    25641                   5.40  Purchase
----------------------------------- ------------------ ----------------- ---------------------- ----------------------


     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     On December 20, 2005, Emancipation Capital and Holding entered into the Agreement pursuant to which they agreed to coordinate certain of their efforts with respect to the proposal of certain actions and/or transactions to the Issuer. In particular, the Agreement provides that the parties will coordinate communications with the Issuer and any public disclosures, public statements or other third party communications, including the making of any proposals regarding corporate transactions. The parties have agreed to share equally certain expenses incurred by either of them in connection with the furtherance of the activities engaged in by the parties pursuant to the Agreement. The Agreement can be terminated by either party and automatically terminates upon the earlier to occur of (i) the conclusion of the next annual meeting of the Issuer's shareholders and (ii) the announcement by the Issuer that it has entered into a definitive agreement with respect to the sale of all of its Shares to a third party. The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

1. Exhibit 1 - Joint Acquisition Statement, as required by Rule 13d-1(k)under the Securities Exchange Act of 1934, as amended.

2. Exhibit 2 - Letter to the Issuer's board of directors dated December 6, 2005.

3. Exhibit 3 - Agreement dated December 20, 2005, between Emancipation Capital and Holding

CUSIP No. 641144308                 13D               Page 13 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 20, 2005

EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        -------------------------------------------
        Name:  Charles Frumberg
        Title: Director

CHARLES FRUMBERG

/s/ Charles Frumberg
-------------------------------------------

DANIEL ZEFF

/s/ Daniel Zeff
-------------------------------------------

ZEFF HOLDING COMPANY, LLC

/s/ Daniel Zeff
-------------------------------------------
Name:  Daniel Zeff
Title: Manager

ZEFF CAPITAL PARTNERS I, L.P.
By: Zeff Holding Company, LLC,
as general partner

/s/ Daniel Zeff
-------------------------------------------
Name:  Daniel Zeff
Title: Manager

SPECTRUM GALAXY FUND LTD.

/s/ Dion R. Friedland
-------------------------------------------
Name:  Dion R. Friedland
Title: Director